2/12/07

SECURI  ION

07002933

PROCESSED

MAR 13 2007

THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 AND ENDING 12-31-06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6465 N. Quail Hollow Rd #400
(No. and Street)

Memphis TN 38120
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
See Above 901-328-4814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watkins Uiberall, PLLC
(Name – *if individual, state last, first, middle name*)

6584 Quail Hollow Ave #200 Mph TN 38138
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 12 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Trammell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Securities Group LLC, as of 12-31-06, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle Trammell
Signature

President
Title

Mildred Newman Jones
Notary Public Expires 10-19-08



MILDRED NEWMAN JONES
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computati n of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Un xhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Stateme ancial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found t xisted since the date of the previous audit.

***For conditions of confidential treatment of certain portions 240.17a-5(e)(3).*

BEST AVAILABLE COPY

THE SECURITIES GROUP, LLC

FINANCIAL STATEMENTS

December 31, 2006

TABLE OF CONTENTS


WATKINS
UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT

To the Members
The Securities Group, LLC
Memphis, Tennessee

We have audited the accompanying statement of financial condition of The Securities Group, LLC as of December 31, 2006 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Securities Group, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of The Securities Group, LLC taken as a whole. The supplemental information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Watkins Uiberall, PLLC

Memphis, Tennessee
January 22, 2007

THE SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

Assets

Current Assets		
Cash and cash equivalents	$	141,287
Accounts receivable		17,100
Due from member		24,313
Prepaid expenses		22,286
Total current assets		204,986
Property and Equipment		
Office equipment		20,850
Automobile		45,560
Less accumulated depreciation		(16,069)
Total property and equipment		50,341
Total assets	$	255,327

Liabilities and Members' Equity

Current Liabilities		
Accounts payable	$	12,892
Accrued interest		1,109
Note payable		19,631
Total current liabilities		33,632
Members' equity		221,695
Total liabilities and members' equity	$	255,327

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2006

Revenue	
Commissions	$ 762,117
Interest income	2,595
Total revenue	764,712
Expenses	
Commissions	87,900
Guaranteed payments to members	313,078
Depreciation	10,075
Dues and subscriptions	1,021
Taxes and licenses	23,567
Bad debt	15,000
Postage	3,280
Computer and networking	5,925
Advertising, marketing, and printing	765
Interest	1,109
Legal and professional	43,569
Administrative fees	47,935
Rent	6,000
Retirement contributions	54,845
Seminars and training	1,687
Telephone	8,497
Travel	19,727
Automobile	4,166
Miscellaneous	8,398
Total expenses	656,544
Net income	108,168
Members' equity, beginning of year	92,782
Capital contributions	20,745
Members' equity, end of year	$ 221,695

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Cash Flows Provided By (Used For) Operating Activities:	
Net income	$ 108,168
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	10,075
Change in Operating Assets and Liabilities:	
Increase (Decrease) in Cash:	
Accounts receivable	6,233
Due from member	(24,313)
Prepaid expenses	(19,100)
Accounts payable	11,315
Accrued interest	1,109
Total adjustments	(14,681)
Net cash provided by operating activities	93,487
Cash Flows Used For Investing Activities:	
Purchases of property and equipment	(8,031)
Cash Flows Provided By (Used For) Financing Activities:	
Capital contributions	20,745
Principal payments on note payable	(22,869)
Net cash used for financing activities	(2,124)
Net increase in cash and cash equivalents	83,332
Cash and cash equivalents at beginning of the year	57,955
Cash and cash equivalents at end of the year	$ 141,287
Noncash Investing and Financing Activities:	
Issuance of note payable for purchase of automobile	$ 42,500

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC (a Florida limited liability company, the "Company") began operations on August 1, 2001, and is a registered securities broker and dealer operating in the United States of America. The Company was organized to sell healthcare securities and shall have a perpetual existence, unless terminated as provided in the *Operating Agreement*. The Company has a single class of members. Except as expressly provided in the *Operating Agreement*, no member shall be required under any circumstances to contribute or lend any money or property to the Company, beyond their initial capital contribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues are recorded when earned, which varies according to the terms of each placement offering contract.

Concentrations and Credit Risks

The Company's credit risks primarily relate to cash and cash equivalents and accounts receivable. The Company maintains cash balances at a bank. Those accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $100,000. Accounts receivable consists primarily of amounts due from clients throughout the Mid-South. The Company's management evaluates the collectibility of receivables and a reserve is not considered necessary.

Four customers accounted for 72% of the Company's commission revenues for the year ended December 31, 2006.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with initial maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided according to the straight-line method over the estimated useful lives of 3 to 5 years.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $466 for the year ended December 31, 2006.

Income Taxes

No provision has been made for income taxes, as the results of operations are includible in the tax returns of the members.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company rents office space, furniture and equipment for $500 per month on a month-to-month basis from a company in which a member has an ownership interest. Total related party rent expense for the year ended December 31, 2006 was $6,000. The Company also makes monthly payments to this related company for accounting and administrative services and management fees which totaled $70,747 for the year.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $107,655, which was $102,655 in excess of its required net capital of $5,000.

NOTE 4 - NOTE PAYABLE

At December 31, 2006, the Company had a note payable to a bank with an outstanding balance of $19,631. The note bears interest at 7.29% per annum and is due on July 18, 2007. This note is secured by an automobile.

NOTE 5 - RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan ("SEP") under the provisions of section 408(k) of the Internal Revenue Code. The plan covers all employees who are at least 21 years of age and have performed at least three years of service. The Company's contributions to the plan are voluntary and totaled $54,845 for the year ended December 31, 2006.

SUPPLEMENTAL INFORMATION

THE SECURITIES GROUP, LLC

SCHEDULE I – COMPUTATIONS OF NET CAPITAL UNDER RULES 15c3-1

December 31, 2006

Total Members' Equity	$ 221,695
Deductions	
Non–allowable assets	(114,040)
Net capital	107,655
Less: minimum dollars net capital requirement	(5,000)
Excess Net Capital	$ 102,655
Total Aggregate Indebtedness	$ 33,632
Percentage of Aggregate Indebtedness to Net Capital	31%
Percentage of debt to debt–equity total computed in accordance with Rule 15c3–1(d)	8.1%
Reconciliation with Company's computation (included in Part II of Form X–17A–5 as of December 31, 2006)	
Excess net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 102,655
Net audit adjustments	-
Net capital per above	$ 102,655

See independent auditor's report.

THE SECURITIES GROUP, LLC

SCHEDULE I – EXHIBIT I – SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2006

Accounts receivable	$ 17,100
Due from member	24,313
Prepaid expenses	22,286
Property and equipment, net	50,341
	$ 114,040

See independent auditor's report.



Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT ACCOUNTANTS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a–5

To the Members of
The Securities Group, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements of The Securities Group, LLC as of December 31, 2006 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we have considered relevant to the objectives stated in Rule 17a–5(g)(1), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of The Securities Group, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Memphis, Tennessee
January 22, 2007



END